MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

January 15, 2016
BY EDGAR

Ms. Alison White
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Schedule 14A Proxy Statement
(SEC File No. 811-08261)
Ladies and Gentlemen:
The following serves to respond to comments received from you regarding a Preliminary Proxy Statement filed on behalf of the Trust relating to a proposal to approve an amended advisory agreement for the Investors Fund, a series of the Trust. Contemporaneously with the filing of this response letter, we are filing a Definitive Proxy Statement which incorporates our responses to your comments. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.
In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Legal Comments

1.
Comment: In the shareholder letter and throughout the proxy statement, when referencing the total annual operating expenses will remain the same for Class A and Class Y shares with a nominal increase for Class R6 shares, please replace the reference, “nominal increase,” with “0.04 basis points.”

Response: This change has been made.

2.
Comment: In the Q&A, under the question “Will the Fund’s overall fees be the same upon approval of the Amended Advisor Agreements and throughout the proxy statement?,” restate the proposed change in breakpoints using similar language to the current breakpoint schedule. Also consider adding a table to the show the current breakpoint schedule versus the proposed breakpoint schedule.

Response: The proposed breakpoint has been restated.
3. Comment: Please add a Q & A to clarify whether Class R6 shares will benefit under the new breakpoint schedule.
Response: This change has been made.
4. Comment: The Proxy Statement notice page 1 makes reference to the cost of the proxy being paid for by Madison. Please reconcile this statement with the language in the Investment Advisory Agreement, i.e. that the Trust pays for such expenses.
Response: We have reconciled this statement.
5. Comment: As referenced in the Background to Proposal, please consider adding a Q&A to note that if shareholders of the Fund do not approve the Amended Advisory Agreement, the

Fund will continue to operate under the current breakpoint and service fee schedule and the current fee waivers of the services fees will expire.
Response: We have added a Q&A.
6. Comment: In the Background to Proposal, please clarify the last sentence, “The material terms of the Current and Amended Advisory Agreements are compared below under Proposal #1.

Response: We have clarified this sentence.
7. Comment: As referenced in the Background to Proposal, please consider adding a Q&A to note that if shareholders of the Fund do not approve the Amended Advisory Agreement, the Fund will continue to operate under the current breakpoint and service fee schedule and the current fee waivers of the services fees will expire.
Response: We have added a Q&A to such effect.
8. Comment: In the Edgar filing, under Proposal 1, please fix the number in the Current Fees table, Class A net annual fund operating expenses (after fee waivers). Edgar filing shows it as a “date” (1/20/2001), and not a percentage (1.20%)
Response: This has been corrected.

9.	In the fees comparison under Proposal 1, clarify why we are showing the current management fees at 0.71% versus what is stated in the most recent prospectus dated 2-28-15.
Response: It is the Trust’s understanding that the Staff requires the fee table in the Form N-14 Registration Statement to be shown as of the date of the most recent audited financial statements. The table reflects the Trust’s most recent audited financials included in its Annual Report dated October 31, 2015.
10. Comment: Under the Changes to the Advisory Agreement, clarify the current expense waiver limitations will terminate and there will not be a new expense waiver agreement put into place.
Response: This disclosure has been clarified.
11. Comment: Board Approval and Recommendation. Review 22c-11 to schedule 14A and expand our disclosure to include what is required.
Response: This disclosure has been added.
12. Comment: Proxy Card. Pursuant to rule 14a – 4(b)(1), under the exchange act. Need to bold the second sentence in the second paragraph, i.e. The proxy card, when properly executed will be voted in the manner directed below and, absent direction, will be voted “For” the proposal(s).
Response: This has been completed.
* * * *
Also pursuant to Rule 14a-6 under the 1934 Act, the Registrant and MFD Distributor, LLC, the Registrant’s principal distributor, hereby request that the Proxy Statement be accelerated and declared effective on January 22, 2016, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Proxy Statement effective, it does not foreclose the Commission from taking any action with respect to the Proxy Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Proxy Statement effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please call the undersigned at 608-216-9109.
Respectfully submitted,
/s/ Lisa R. Lange
Lisa R. Lange
Chief Legal Officer and Chief Compliance Officer

Cc:    Kathy Churko (SEC)